

Mail Stop 4720

June 16, 2017

William C. Marsh
Chairman of the Board, President
and Chief Executive Officer
Emclaire Financial Corp
612 Main Street
Emlenton, PA 16373

> **Re:** **Emclaire Financial Corp**
> **Registration Statement on Form S-4**
> **Filed June 8, 2017**
> **File No. 333-218591**

Dear Mr. Marsh:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Hugh Wilkinson, Esq.